
# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Amendment No. 19 to
## Form CB

### TENDER OFFER/RIGHTS OFFERING
### NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | [ ] |
| Securities Act Rule 802 (Exchange Offer) | [ X ] |
| Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) | [ ] |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | [ X ] |
| Exchange Act Rule 14e-2(d) (Subject Company Response) | [ ] |
| Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) | [ X ] |

Tab Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.4 Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Ben Reichel – General Counsel
Tab Limited
495 Harris Street
Ultimo, New South Wales, Australia 2007
Telephone: (011) (61 2) 9218 1000
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

John E. Estes
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

April 21, 2004
(Date Tender Offer/Rights Offering Commenced)

Page 1 of 32 pages.
Exhibit Index on pages 7-10.

**Part I - Home Jurisdiction Documents**

1. Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab Limited ('Tab') disseminated to the Tab shareholders, such despatch commencing on April 21, 2004.*

2. Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP Holdings Limited ('TABCORP'), a notice of variation extending the offer period, a supplementary bidder's statement lodged with the Australian Securities and Investments Commission ('ASIC') on May 4, 2004 and a flyer entitled '9 good reasons'.*

3. Documents posted to Tab shareholders on May 31, 2004, being a joint ASX announcement by TABCORP and Tab dated May 27, 2004, a notice of variation extending the offer period and a flyer entitled 'Tab now bucks TABCORP's offer'.*

4. Documents posted to Tab shareholders on June 15, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period and a flyer entitled 'It's like winning the trifecta'.*

5. Documents posted to Tab shareholders on June 29, 2004, being one of three different letters from the Chairman of TABCORP and a notice of variation extending the offer period.**

**Part II – Information not Required to be sent to Security Holders**

A. Bidder's Statement lodged with the ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).*

B. The annual financial report for TABCORP for the year ended June 30, 2003.*

C. The annual financial report for Jupiters Limited for the year ended June 30, 2003.*

D. The half-year financial report for TABCORP for the half year ended December 31, 2003.*

E. All continuous disclosure notices given by TABCORP to Australian Stock Exchange Limited ('ASX') since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).*

F. Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.*

G. Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and Tab Limited or the proposed merger between UNiTAB Limited and Tab Limited'.*

H. The financial half year report for Tab for the period ended December 31, 2003.*

I. Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB Limited ('UNiTAB') for the ordinary shares of Tab.*

---

\* Previously furnished.
\*\* Furnished herewith.

J. UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.*

K. UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.*

L. UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.*

M. ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.*

N. ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.*

O. ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.*

P. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.*

Q. ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.*

R. ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.*

S. ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.*

T. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.*

U. ASX Announcement by TABCORP dated May 19, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Offer Conditions'.*

V. ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.*

W. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 24, 2004.*

X. ASX Announcement by TABCORP dated May 27, 2004 entitled 'TAH – Request for Trading Halt'.*

Y. Joint ASX Announcement by Tab and TABCORP dated May 27, 2004 entitled 'Tab Board unanimously recommends increased final offer from TABCORP'.*

---

* Previously furnished.
** Furnished herewith.

Z.   ASX Announcement by TABCORP dated May 27, 2004 entitled 'Year end reporting timetable'.*

AA.  Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 31, 2004.*

BB.  ASX Announcement by TABCORP dated May 31, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

CC.  Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 1, 2004.*

DD.  Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 3, 2004.*

EE.  ASX Announcement by TABCORP dated June 3, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Second Supplementary Bidder's Statement'.*

FF.  Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 4, 2004.*

GG.  Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 7, 2004.*

HH.  Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 8, 2004.*

II.   Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 9, 2004.*

JJ.   Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 10, 2004.*

KK.  Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 11, 2004.*

LL.  ASX Announcement by TABCORP dated June 11, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.*

MM.  ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.*

NN.  Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 16, 2004.*

OO.  ASX Announcement by TABCORP dated June 18, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*

PP.  Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments

---

*  Previously furnished.
**  Furnished herewith.

No.4 Pty Ltd dated June 21, 2004.*

QQ. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 22, 2004.*

RR. ASX Announcement by TABCORP dated June 23, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.*

SS. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 25, 2004.*

TT. Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 29, 2004.**

UU. ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.**

**Part III – Consent to Service of Process**

TABCORP Holdings Limited and TABCORP Investments No.4 Pty Ltd together filed, concurrently with the furnishing of the Form CB on April 21, 2004, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of such original Form CB.

---

\* Previously furnished.
\*\* Furnished herewith.

## SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: _____
Peter Caillard
Company Secretary

TABCORP INVESTMENTS NO.4 PTY LTD

By: _____
Peter Caillard
Director

EXHIBIT INDEX

| Exhibit | Description | Page |
|---|---|---|
| 1 | Final Bidder's Statement (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab disseminated to the Tab shareholders, such despatch commencing on April 21, 2004.* | |
| 2 | Documents posted to Tab shareholders on May 17, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period, a supplementary bidder's statement lodged with ASIC on May 4, 2004 and a flyer entitled '9 good reasons'.* | |
| 3 | Documents posted to Tab shareholders on May 31, 2004, being a joint ASX announcement by TABCORP and Tab dated May 27, 2004, a notice of variation extending the offer period and a flyer entitled 'Tab now backs TABCORP's offer'.* | |
| 4 | Documents posted to Tab shareholders on June 15, 2004, being a letter from the Chairman of TABCORP, a notice of variation extending the offer period and a flyer entitled 'It's like winning the trifecta'.* | |
| 5 | Documents posted to Tab shareholders on June 29, 2004, being one of three different letters from the Chairman of TABCORP and a notice of variation extending the offer period.** | 11 |
| A | Bidder's Statement lodged with ASIC (including Acceptance Forms) in connection with the offers by TABCORP Investments No.4 Pty Ltd for the ordinary shares of Tab (released publicly on April 2, 2004).* | |
| B | The annual financial report for TABCORP for the year ended June 30, 2003.* | |
| C | The annual financial report for Jupiters Limited for the year ended June 30, 2003.* | |
| D | The half-year financial report for TABCORP for the half year ended December 31, 2003.* | |
| E | All continuous disclosure notices given by TABCORP to ASX since its annual financial report for the year ended June 30, 2003 was lodged with ASIC (that is, since September 30, 2003).* | |
| F | Tab's ASX release dated December 12, 2003 entitled 'Profit Update'.* | |
| G | Media release MR 275/03 from the Australian Competition and Consumer Commission dated December 19, 2003 entitled 'A.C.C.C. not to oppose merger between TABCORP Holding Limited and Tab Limited or the proposed merger between UNiTAB Limited and Tab Limited'.* | |

* Previously furnished.
** Furnished herewith.

| Exhibit | Description | Page |
|---|---|---|
| H | The financial half year report for Tab for the period ended December 31, 2003.* | |
| I | Tab's target's statement dated 5 March 2004 in relation to offers by UNiTAB for the ordinary shares of Tab.* | |
| J | UNiTAB's ASX release dated December 19, 2003 entitled 'Announcement of Recommended Takeover Offer for Tab Limited'.* | |
| K | UNiTAB's bidder's statement dated 22 January 2004 in relation to its offers for the ordinary shares of Tab.* | |
| L | UNiTAB's ASX release dated February 23, 2004 attaching a media release dated February 23, 2004 from NSW Racing entitled 'UNiTAB Proposal Not Accepted by NSW Racing'.* | |
| M | ASX Announcement dated April 22, 2004: Completed Lodgement of Bidder's Statement.* | |
| N | ASX Announcement by TABCORP dated April 23, 2004 entitled 'Tab Limited Takeover Offer Update'.* | |
| O | ASX Announcement by TABCORP dated May 4, 2004 entitled 'Supplementary Bidder's Statement'.* | |
| P | Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.* | |
| Q | ASX Announcement by TABCORP dated May 10, 2004 entitled 'TABCORP urges the Tab Board to recommend TABCORP's offer'.* | |
| R | ASX Announcement by TABCORP dated May 17, 2004 entitled 'TABCORP rejects the findings of Lonergan's report'.* | |
| S | ASX Announcement by TABCORP dated May 17, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period and Satisfaction of Condition'.* | |
| T | Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 19, 2004.* | |
| U | ASX Announcement by TABCORP dated May 19, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Waiver of Certain Offer Conditions'.* | |
| V | ASX Announcement by TABCORP dated May 19, 2004 entitled 'TABCORP provides update on terms and conditions of its takeover offer for Tab'.* | |
| W | Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 5, 2004.* | |
| X | ASX Announcement by TABCORP dated May 27, 2004 entitled 'TAH – Request for Trading Halt'.* | |
| Y | Joint ASX Announcement by Tab and TABCORP dated May 27, 2004 entitled 'Tab Board unanimously recommends increased final offer from TABCORP'.* | |
| Z | ASX Announcement by TABCORP dated May 27, 2004 entitled 'Year end reporting timetable'.* | |

---

* Previously furnished.
** Furnished herewith.

MELBOURNE:45608.1

| Exhibit | Description | Page |
|---|---|---|
| AA | Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated May 31, 2004.* | |
| BB | ASX Announcement by TABCORP dated May 31, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.* | |
| CC | Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 1, 2004.* | |
| DD | Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 3, 2004.* | |
| EE | ASX Announcement by TABCORP dated June 3, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Second Supplementary Bidder's Statement'.* | |
| FF | Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 4, 2004.* | |
| GG | Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 7, 2004.* | |
| HH | Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 8, 2004.* | |
| II | Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 9, 2004.* | |
| JJ | Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 10, 2004.* | |
| KK | Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 11, 2004.* | |
| LL | ASX Announcement by TABCORP dated June 11, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Satisfaction of Condition'.* | |
| MM | ASX Announcement by TABCORP dated June 15, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.* | |
| NN | Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 16, 2004.* | |
| OO | ASX Announcement by TABCORP dated June 18, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.* | |
| PP | Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 21, 2004.* | |
| QQ | Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 22, 2004.* | |
| RR | ASX Announcement by TABCORP dated June 23, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Acceptance-Related Information'.* | |
| SS | Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 25, 2004.* | |
| TT | Form 604 'Notice of change of interests of substantial holder' from TABCORP Investments No.4 Pty Ltd dated June 29, 2004.** | 10 |

---

\* Previously furnished.
\*\* Furnished herewith.

| Exhibit | Description | Page |
|---|---|---|
| UU | ASX Announcement by TABCORP dated June 29, 2004 entitled 'Tab Limited – Off-market bid by TABCORP Investments No.4 Pty Ltd – Extension of the Offer Period'.** | 25 |

---

\* Previously furnished.

** Furnished herewith.

Exhibit 5

 **TABCORP**

TABCORP Holdings Limited
ABN 66 063 780 709

29 June 2004

Dear Tab shareholder,

On 27 May 2004, TABCORP announced that it would increase the cash component of its takeover offer for Tab by 10 cents per Tab share, conditional on acquiring at least 90% of Tab shares before the end of the offer period.

This means that:

- if TABCORP **acquires at least 90%** of Tab shares before the end of the offer period, the consideration offered to you for each of your Tab shares will be **$2.10 cash** plus between 0.20 and 0.22 TABCORP shares[1]

- if TABCORP **does not acquire at least 90%** of Tab shares before the end of the offer period, the consideration offered to you for each of your Tab shares will be **$2.00 cash** plus between 0.20 and 0.22 TABCORP shares[1]

The implied value of TABCORP's offer (assuming TABCORP acquires at least 90% of Tab shares before the end of the offer period) is $4.92[2].

**Tab's directors now unanimously recommend that you accept TABCORP's offer in the absence of a superior proposal and all of the Tab directors who hold Tab shares intend to accept TABCORP's offer in relation to their shares.**

TABCORP has announced that its offer price is now final and will not be further increased, other than in the unlikely event that another takeover offer for Tab, or a merger proposal involving Tab, is announced and TABCORP considers that an increase is necessary and appropriate to achieve control of Tab.

TABCORP has also enclosed a notice of extension with this letter advising that its offer will now close at 7.00pm (Sydney time) on 21 July 2004 (unless extended further or withdrawn).

**Our records indicate that you have not yet accepted TABCORP's offer. I urge you to accept TABCORP's offer as soon as possible using the enclosed acceptance form. The sooner you accept TABCORP's offer, the sooner you will be paid, once TABCORP's offer becomes unconditional.**

If you have any questions in relation to the offer please contact the TABCORP offer information line on 1800 010 202 (toll-free from within Australia) or +61 2 9240 7442 (from outside Australia).

Yours sincerely,

Michael Robinson
Chairman
TABCORP Holdings Limited

---

[1] The actual number of TABCORP shares issued to Tab shareholders will depend on TABCORP's share price over a specified pricing period of 10 days. This is explained in Section 10 of the Bidder's Statement dated 2 April 2004 from TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) in relation to TABCORP's offer

[2] Based on the closing price of TABCORP shares on the ASX on 25 June 2004 and assuming that such a price is applicable when the 10 cents per Tab share increase in the offer consideration occurs

5 Bowen Crescent
Melbourne Australia 3004

 **TABCORP**

TABCORP Holdings Limited
ABN 66 063 780 709

29 June 2004

Dear Tab shareholder,

Please find enclosed a notice of extension advising that TABCORP's offer for Tab will now close at 7.00pm (Sydney time) on 21 July 2004 (unless extended further or withdrawn).

Our records indicate that you have accepted TABCORP's offer in respect of your Tab shareholding. This letter is for your information only and we are required by law to provide you with the enclosed notice of extension. You are not required to take any further action.

Yours sincerely,

Michael Robinson
Chairman
TABCORP Holdings Limited

5 Bowen Crescent
Melbourne Australia 3004

 **TABCORP**

TABCORP Holdings Limited
ABN 66 063 780 709

29 June 2004

Please find enclosed a notice of extension advising that TABCORP's offer for Tab will now close at 7.00pm (Sydney time) on 21 July 2004 (unless extended further or withdrawn).

Our records indicate that you have sold your Tab shares. This letter is for your information only and we are required by law to provide you with the enclosed notice of extension. You are not required to take any further action.

Yours sincerely,

Michael Robinson
Chairman
TABCORP Holdings Limited

5 Bowen Crescent
Melbourne Australia 3004

# TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084)

## (a wholly owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709))

## Company notice – section 650D(1) of the Corporations Act 2001

## Notice of variation – Extension of offer period

To: 1  Australian Securities and Investments Commission (*ASIC*)

2  Tab Limited (ABN 17 081 765 308) (*Tab*)

3  The holders of ordinary shares in Tab, and the holders of securities convertible into ordinary shares in Tab, to whom the *Offers* referred to below have been made

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) (the *Corporations Act*) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (*Bidder*) in relation to the offers dated 21 April 2004 (*Offers*) under Bidder's takeover bid for all of the issued ordinary shares in Tab, which are contained in the bidder's statement from Bidder dated 2 April 2004 (as supplemented).

Bidder gives notice that the Offers are hereby varied by extending the period during which the Offers are open for acceptance by a period of 14 days, thereby extending the closing date for the Offers to 7.00 pm (Sydney time) on 21 July 2004 (unless further extended).

Pursuant to section 630(2)(a) of the Corporations Act, the date for giving a notice on the status of the defeating conditions to which the Offers are subject is taken to be postponed for an equivalent period of 14 days.

This variation (combined with the previous variations made to the Offers on 17 May 2004, 31 May 2004 and 15 June 2004) has the effect of postponing, for more than 1 month, the time when Bidder must meet its obligations under the Offers to those shareholders who have validly accepted the Offers on or before the date of this notice. As a result, under section 650E of the Corporations Act, those shareholders may withdraw their acceptance by giving notice to Bidder within 1 month of the day after the day on which they first receive a copy of this notice.

Any notice by a shareholder withdrawing their acceptance of an Offer under section 650E of the Corporations Act must:

(a)  if the shareholder's shares are in a CHESS Holding, be in the form of a Valid Originating Message transmitted to ASTC by the Controlling Participant for that CHESS Holding, specifying the number of shares to be released from the Offer Accepted Subposition in which the relevant shares have been reserved; or

(b)  in any other case, be in writing.

Any shareholder withdrawing their acceptance must also return, in accordance with section 650E of the Corporations Act, any consideration that they have received before their withdrawal in relation to their acceptance of an Offer.

If a shareholder withdraws an acceptance in this manner and is legally entitled to do so, Bidder must, before the end of 14 days after the day it is given the withdrawal notice and any relevant consideration is returned:

(a)  return to the shareholder any documents that were sent by the shareholder to Bidder with the acceptance of the Offer; and

(b)  if the shareholder's shares are in a CHESS Holding, Transmit to ASTC a Valid Message that authorises the release of those shares from the Offer Accepted Subposition in which the CHESS Holding has been reserved.

Words defined in the ASTC Settlement Rules (being the operating rules of the settlement facility provided by ASX Settlement and Transfer Corporation Pty Ltd) have the same meaning when used in this notice, unless the context requires otherwise.

A copy of this notice was lodged with ASIC on 29 June 2004. Neither ASIC nor any of its officers takes any responsibility for the contents of this notice.

**Dated** 29 June 2004

**Signed** on behalf of **TABCORP Investments No.4 Pty Ltd** by:

_____
Matthew Slatter
Director

_____
David Elmslie
Director

Exhibit TT

# Form 604

Corporations Act 2001
Section 671B

# Notice of change of interests of substantial holder

To Company Name/Scheme      *Tab Limited ("Tab")*

ACN/ARSN      *081 765 308*

### 1. Details of substantial holder (1)

Name      *See Annexure A*
ACN/ARSN (if applicable)

There was a change in the interests of the
substantial holder on (d/m/y)      *See Annexures A and C*
The previous notice was given to the company on (d/m/y)    *25/6/2004*
The previous notice was dated (d/m/y)    *25/6/2004*

### 2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of securities (4) | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Person's votes | Voting power (5) | Person's votes | Voting power (5) |
| *Fully paid ordinary shares* | *180,818,361* | *40.08%* | *191,320,707* | *42.41%* |

### 3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change (d/m/y) | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| | | *See Annexure A* | | | |

### 4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Nature of relevant interest (6) | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| | *See Annexure A* | | | | |

mcmm M0111539056v1 305268671

17

## 5.    Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| *Not applicable* | *Not applicable* |

## 6.    Addresses

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| *TABCORP Investments No.4* | *5 Bowen Crescent, Melbourne, Victoria, 3004* |
| *TABCORP* | *5 Bowen Crescent, Melbourne, Victoria, 3004* |
| *Each member of the TABCORP Group* | *See Annexure B* |

## Signature

print name    Michael Scott                                       capacity  *Attorney for Peter Caillard, Director*

**sign here**    *[signature]*                                    date  *29/6/2004*

## DIRECTIONS

(1)    If there are a number of substantial holders with similar or related relevant interests (eg, a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)    See the definition of 'associate' in section 9 of the Corporations Act 2001.

(3)    See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Act 2001.

(4)    The voting shares of a company constitute one class unless divided into separate classes.

(5)    The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)    Include details of:

(a)    any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)    any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the Corporations Act 2001.

(7)    Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)    If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write 'unknown'.

(9)    Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is Annexure A of 2 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed: *(signature)*

Attorney for Peter Caillard (Director of TABCORP Investments No.4)

Date: 29 June 2004

1. **Details of substantial holders**

   (a)     TABCORP Investments No.4 Pty Ltd (ACN 108 197 084) ("TABCORP Investments No.4").

   (b)     TABCORP Holdings Limited (ACN 063 780 709) ("TABCORP").

   (c)     Each of the companies listed in Annexure B ("TABCORP Group").

   The nature of the associations of the substantial holders are as follows:

   | Name | Nature of association |
   |------|----------------------|
   | TABCORP Investments No.4 | TABCORP Investments No.4 is an associate of TABCORP and each member of the TABCORP Group pursuant to section 12(2)(a)(i) or (iii) of the Corporations Act |
   | TABCORP | TABCORP is an associate of TABCORP Investments No.4 and each member of the TABCORP Group pursuant to section 12(2)(a)(ii) of the Corporations Act |
   | Each member of the TABCORP Group | Each member of the TABCORP Group is an associate of TABCORP Investments No.4, TABCORP, and each other member of the TABCORP Group pursuant to section 12(2)(a)(i), (ii) or (iii) of the Corporations Act |

3. **Changes in relevant interests**

   | Date of change | Person whose relevant interest changed | Nature of change | Consideration given in relation to change | Class and number of securities affected | Person's votes affected |
   |----------------|------|------|------|------|------|
   | See Annexure C | TABCORP Investments No.4 | Increase of relevant interest as a result of acceptances of offers (the *Offers*) dated 21 April 2004 made under TABCORP Investments No.4's off-market bid for ordinary shares in Tab on the terms set out in the bidder's statement dated 2 April 2004, as supplemented by supplementary bidder's statements dated 4 May 2004 and 3 June 2004.<br><br>See Annexures C and D for details | Consideration will be provided by TABCORP Investments No.4 in accordance with the terms of the Offers, if the conditions precedent and subsequent to the agreements to be formed by acceptances of the Offers are satisfied or waived<br><br>See Annexure D for details | See Annexure C | See Annexure C |

| Date of change | Person whose relevant interest changed | Nature of change | Consideration given in relation to change | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| As per TABCORP Investments No.4 | TABCORP | As per TABCORP Investments No.4 | As per TABCORP Investments No.4 | As per TABCORP Investments No.4 | As per TABCORP Investments No.4 |
| As per TABCORP Investments No.4 | Each member of the TABCORP Group | As per TABCORP Investments No.4 | As per TABCORP Investments No.4 | As per TABCORP Investments No.4 | As per TABCORP Investments No.4 |

## 4. Present relevant interests

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder | Nature of relevant interest | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| TABCORP Investments No.4 | Persons to whom the Offers were made who have accepted the Offers | TABCORP Investments No.4 (upon the conditions of the Offers being satisfied or waived) | Relevant interest under section 608(1) of the Corporations Act pursuant to acceptances of the Offers<br><br>TABCORP Investments No.4's power to vote or dispose of the Tab shares is qualified until TABCORP Investments No.4 becomes the registered holder of those shares. TABCORP Investments No.4 will not become the registered holder of those shares unless the conditions precedent and subsequent to the agreements to be formed by acceptances of the Offers are satisfied or waived | 191,320,707 ordinary shares | 191,320,707 |
| TABCORP | As per TABCORP Investments No.4 | As per TABCORP Investments No.4 | Taken under section 608(3)(b) of the Corporations Act to have a relevant interest by reason of controlling TABCORP Investments No.4. TABCORP is not the registered holder of the Tab shares and its ability to vote or dispose of those shares is qualified accordingly | As per TABCORP Investments No.4 | As per TABCORP Investments No.4 |
| Each of the members of the TABCORP Group | As per TABCORP Investments No.4 | As per TABCORP Investments No.4 | Taken under section 608(3)(a) of the Corporations Act to have a relevant interest by reason of having voting power (through the relevant interest of its associate, TABCORP) above 20% in TABCORP Investments No.4. No member of the TABCORP Group is the registered holder of the Tab shares and their ability to vote or dispose of those shares is qualified accordingly | As per TABCORP Investments No.4 | As per TABCORP Investments No.4 |

20

**This is Annexure B of 2 pages referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).**

Signed:

Attorney for Peter Caillard (Director of TABCORP Investments No.4)

**Date:** 29 June 2004

**TABCORP Group**

TABCORP is the controlling entity of TABCORP Investments No.4 and of the other subsidiaries of TABCORP (being associates of TABCORP Investments No.4).

Set out below are those other subsidiaries of TABCORP which together are referred to as the "TABCORP Group" for the purposes of this Form 604 (Notice of change of interests of substantial holder).

| Name of entity | Address |
| --- | --- |
| Sydney Harbour Apartments Pty Ltd (ACN 075 423 666) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Star City Entertainment Pty Ltd (ACN 080 574 732) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| TABCORP Investments Pty Ltd (ACN 085 513 300) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| TABCORP Online Pty Limited (ACN 092 104 786) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Star City Holdings Limited (ACN 064 054 431) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| TABCORP Assets Pty Ltd (ACN 064 303 920) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| TABCORP Manager Pty Ltd (ACN 064 304 016) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| TABCORP Participant Pty Ltd (ACN 064 304 105) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| TABCORP Employee Share Administration Pty Ltd (ACN 064 458 224) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| TABCORP (Queensland) Pty Ltd (ACN 064 555 899) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Jupiters Technology Pty Ltd (ACN 006 57: 652) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Sydney Casino Management Pty Ltd (ACN 060 462 053) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Star City Pty Ltd (ACN 060 510 410) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Star City Investments Pty Ltd (ACN 060 507 888) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Sydney Harbour Casino Properties Pty Ltd (ACN 050 045 120) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| TABCORP Investments No.2 Pty Ltd (ACN 105 341 375) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| TABCORP Issuer Pty Ltd (ACN 105 341 366) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| TABCORP Staff Superannuation Pty Ltd (ACN 065 448 277) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| TABCORP Superannuation Pty Ltd (ACN 005 070 619) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Showboat Australia Pty Ltd (ACN 061 299 625) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| TABCORP Investments No.3 Pty Ltd (ACN 108 097 114) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Club Gaming Systems (Holdings) Pty Limited (ACN 051 404 007) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Jupiters Gaming (NSW) Pty Ltd (ACN 003 992 327) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Jupiters Custodian Pty Limited (ACN 067 888 680) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Jupiters Superannuation Pty Limited (ACN 064 432 926) | Level 9, Niecon Tower, 17-19 Victoria Avenue, Broadbeach, Queensland, 4218 |

| Name of entity | Address |
|---|---|
| Jupiters Limited (ACN 010 741 045) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Breakwater Island Limited (ACN 010 271 691) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| AWA Limited (ACN 000 005 916) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Jupiters International Pty Ltd (ACN 055 809 302) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| AWA Technology & Environmental Services Pty Ltd (ACN 102 895 652) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| AWA Gaming Services Pty Limited (ACN 053 518 942) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Jupiters Gaming Pty Limited (ACN 071 366 446) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Jupiters Machine Gaming Pty Limited (ACN 078 963 050) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Jupiters Internet Gaming Pty Limited (ACN 088 541 940) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| jupiters.com Pty Limited (ACN 091 584 226) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| A.C.N. 082 760 610 PTY LTD (ACN 082 760 610) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| AWA Wagering Systems Pty Limited (ACN 000 075 927) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| ATL Pty Limited (ACN 000 007 401) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| AWA Enterprises Pty Limited (ACN 072 794 079) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| AWA Gaming Machines Pty Limited (ACN 062 579 613) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| AWA Infosec Pty Limited (ACN 067 175 839) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| AWA Investor (No.2) Pty Limited (ACN 053 998 191) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| AWA Investor (No.4) Pty Limited (ACN 053 990 962) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| AWA Investor (No.5) Pty Limited (ACN 053 991 307) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| AWA Investor (No.6) Pty Limited (ACN 056 466 703) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| AWA MicroElectronics Pty Ltd (ACN 003 263 170) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| AWA New Media Pty Ltd (ACN 084 703 702) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| AWA Research and Development Pty Limited (ACN 003 573 313) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| AWA Research Marketing Pty Limited (ACN 003 573 386) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| AWA Superannuation (No.2) Pty Ltd (ACN 065 041 303) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| AWA Superannuation (No.3) Pty Ltd (ACN 070 046 641) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| AWA Superannuation Pty Ltd (ACN 001 197 931) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Hotel Gaming Systems Pty Ltd (ACN 084 703 079) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Macquarie Syndication (No.1) Pty Limited (ACN 055 839 015) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Palatron Pty Limited (ACN 003 596 174) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Penchant Pty Limited (ACN 052 356 591) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Radcoy (No 1) Limited (ACN 006 539 797) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| SunshineLink Pty Ltd (ACN 084 230 035) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Syndicate (Co.1) Pty Limited (ACN 003 584 852) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| A.C.N. 082 231 383 PTY LTD (ACN 082 231 383) | 5 Bowen Crescent, Melbourne, Victoria, 3004 |
| Expanse Electronics Limited | 21-29 Broderick Road, Johnsonville, Wellington, New Zealand |
| Millers Mechanical Equipment (NZ) Limited | 21-29 Broderick Road, Johnsonville, Wellington, New Zealand |

2

This is Annexure C of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed:

Attorney for Peter Caillard (Director of TABCORP Investments No.4)

Date: 29 June 2004

Details of changes in relevant interests pursuant to acceptances of the Offers

| Date of change | Class and number of securities affected | Person's votes affected |
| --- | --- | --- |
| 25/6/04 | 2,081,538 ordinary shares | 2,081,538 |
| 28/6/04 | 8,420,808 ordinary shares | 8,420,808 |

23

This is Annexure D of 1 page referred to in the Form 604 (Notice of change of interests of substantial holder) in relation to Tab Limited (ACN 081 765 308).

Signed: _____

Attorney for Peter Caillard (Director of TABCORP Investments No.4)

**Date:** 29 June 2004

**Offer terms**

The following documents set out the terms of the Offers:

1. Bidder's Statement dated 2 April 2004.

2. Acceptance Form for CHESS holdings – Australian shareholders.

3. Acceptance Form for issuer sponsored holdings - Australian shareholders.

4. Acceptance Form for CHESS Holdings – Overseas shareholders.

5. Acceptance Form for issuer sponsored holdings – Overseas shareholders.

24

Exhibit UU

 **TABCORP**

TABCORP Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone    61 3 9868 2100
Facsimile    61 3 9868 2300

29 June 2004

To:    Australian Stock Exchange Limited
       Companies Announcements Platform
       20 Bridge Street
       Sydney  NSW  2000

## TAB LIMITED
## OFF-MARKET BID BY TABCORP INVESTMENTS NO.4 PTY LTD
## EXTENSION OF THE OFFER PERIOD

Attached, on behalf of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (*Bidder*) (a wholly owned subsidiary of TABCORP Holdings Limited), are copies of the following documents:

- A notice pursuant to section 650D of the *Corporations Act 2001* (Cth) (the *Corporations Act*) relating to an extension of the offer period for Bidder's off-market bid (the *Offer*) for all of the ordinary shares in Tab Limited (*Tab*).

- A notice pursuant to section 630(2) of the Corporations Act, in accordance with section 630(5) of the Corporations Act.  The notice confirms the new date for the giving of notice of the status of the Offer conditions pursuant to section 630(3) of the Corporations Act.

Also attached are copies of the different letters sent to Tab shareholders together with the notice under section 650D of the Corporations Act, and a notice which sets out the information required by ASX Listing Rule 3.2 regarding Bidder's relevant interests in Tab.

**Michael Scott**
Manager Secretariat and Shareholder Relations
TABCORP Holdings Limited

# TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084)

## (a wholly owned subsidiary of TABCORP Holdings Limited (ABN 66 063 780 709))

## Company notice – section 650D(1) of the Corporations Act 2001

## Notice of variation – Extension of offer period

To: 1  Australian Securities and Investments Commission (*ASIC*)

2  Tab Limited (ABN 17 081 765 308) (*Tab*)

3  The holders of ordinary shares in Tab, and the holders of securities convertible into ordinary shares in Tab, to whom the Offers referred to below have been made

This notice is given under subsection 650D(1) of the *Corporations Act 2001* (Cth) (the **Corporations Act**) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (*Bidder*) in relation to the offers dated 21 April 2004 (*Offers*) under Bidder's takeover bid for all of the issued ordinary shares in Tab, which are contained in the bidder's statement from Bidder dated 2 April 2004 (as supplemented).

Bidder gives notice that the Offers are hereby varied by extending the period during which the Offers are open for acceptance by a period of 14 days, thereby extending the closing date for the Offers to 7.00 pm (Sydney time) on 21 July 2004 (unless further extended).

Pursuant to section 630(2)(a) of the Corporations Act, the date for giving a notice on the status of the defeating conditions to which the Offers are subject is taken to be postponed for an equivalent period of 14 days.

This variation (combined with the previous variations made to the Offers on 17 May 2004, 31 May 2004 and 15 June 2004) has the effect of postponing, for more than 1 month, the time when Bidder must meet its obligations under the Offers to those shareholders who have validly accepted the Offers on or before the date of this notice. As a result, under section 650E of the Corporations Act, those shareholders may withdraw their acceptance by giving notice to Bidder within 1 month of the day after the day on which they first receive a copy of this notice.

Any notice by a shareholder withdrawing their acceptance of an Offer under section 650E of the Corporations Act must:

(a)  if the shareholder's shares are in a CHESS Holding, be in the form of a Valid Originating Message transmitted to ASTC by the Controlling Participant for that CHESS Holding, specifying the number of shares to be released from the Offer Accepted Subposition in which the relevant shares have been reserved; or

(b)  in any other case, be in writing.

Any shareholder withdrawing their acceptance must also return, in accordance with section 650E of the Corporations Act, any consideration that they have received before their withdrawal in relation to their acceptance of an Offer.

If a shareholder withdraws an acceptance in this manner and is legally entitled to do so, Bidder must, before the end of 14 days after the day it is given the withdrawal notice and any relevant consideration is returned:

(a)  return to the shareholder any documents that were sent by the shareholder to Bidder with the acceptance of the Offer; and

(b)  if the shareholder's shares are in a CHESS Holding, Transmit to ASTC a Valid Message that authorises the release of those shares from the Offer Accepted Subposition in which the CHESS Holding has been reserved.

Words defined in the ASTC Settlement Rules (being the operating rules of the settlement facility provided by ASX Settlement and Transfer Corporation Pty Ltd) have the same meaning when used in this notice, unless the context requires otherwise.

A copy of this notice was lodged with ASIC on 29 June 2004. Neither ASIC nor any of its officers takes any responsibility for the contents of this notice.

**Dated** 29 June 2004

**Signed on behalf of TABCORP Investments No.4 Pty Ltd by:**

**Matthew Slatter**
Director

**David Elmslie**
Director

27

## *Corporations Act 2001* (Cth)

## Notice under section 630(2)

This notice is given under section 630(2) of the *Corporations Act 2001* (Cth) (the ***Corporations Act***) by TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (***Bidder***) in relation to the offers dated 21 April 2004 (***Offers***) under Bidder's takeover bid for all of the issued ordinary shares in Tab Limited (ABN 17 081 765 308), which are contained in the bidder's statement from Bidder dated 2 April 2004 (as supplemented) (***Bidder's Statement***).

Bidder gives notice that the date for giving notice as to the status of the defeating conditions of the Offers pursuant to section 630(3) of the Corporations Act has been postponed by operation of section 630(2) of the Corporations Act, and that the new date for giving notice as to the status of those conditions is 13 July 2004.

As at the date of this notice:

1.      The conditions set out in the following sections of the Bidder's Statement have been fulfilled and consequently the Offers are free from those conditions:

       (i)      section 10.7(b)(i) – commencement of Totalizator Amendment Act; and

       (ii)     section 10.7(j)(i) – execution of loan facility agreement.

2.      Bidder has freed the Offers from the conditions set out in the following sections of the Bidder's Statement:

(a)   section 10.7(b)(iii) – NSW Racing approval;

(b)   sections 10.7(c)(i) and (ii) – ACCC approval;

(c)   section 10.7(d) – regulatory approvals;

(d)   section 10.7(e) – no regulatory intervention; and

(e)   section 10.7(j)(ii) – funding.

1.      Bidder has not freed the Offers from the remaining conditions set out in section 10.7 of the Bidder's Statement and, so far as Bidder knows, none of those remaining conditions has been fulfilled, and consequently the Offers remain subject to those remaining conditions.

**Dated** 29 June 2004

**Signed** on behalf of **TABCORP Investments No.4 Pty Ltd**:

**Matthew Slatter**
**Director**

# ASX Listing Rules

## Notice under Listing Rule 3.2

TABCORP Holdings Limited (ABN 66 063 780 709), the holding company of TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) (*Bidder*), gives notice of the following information as required by ASX Listing Rule 3.2:

1.  The offer period in respect of the offers dated 21 April 2004 (the *Offers*) made in accordance with the bidder's statement from Bidder dated 2 April 2004 (as supplemented) in relation to the takeover bid for all of the ordinary shares in Tab Limited (ABN 17 081 765 308) (*Tab*), has been extended to 7.00 pm (Sydney time) on 21 July 2004 (unless further extended).

2.  Bidder and its associates had a relevant interest in 0% of the ordinary shares of Tab, being the bid class securities under the Offers, when the first of the Offers was made.

3.  Bidder and its associates have a relevant interest (pursuant to acceptances of the Offers and subject to the satisfaction or waiver of the conditions precedent and subsequent to the agreements to be formed pursuant to acceptances of the Offers) in approximately 42.41% of the ordinary shares of Tab, being the bid class securities under the Offers, at the date of the extension of the offer period.

**Dated** 29 June 2004

**Michael Scott**
Manager Secretariat and Shareholder Relations
TABCORP Holdings Limited

**TABCORP**

TABCORP Holdings Limited
ABN 66 063 780 709

29 June 2004

Dear Tab shareholder,

Please find enclosed a notice of extension advising that TABCORP's offer for Tab will now close at 7.00pm (Sydney time) on 21 July 2004 (unless extended further or withdrawn).

Our records indicate that you have accepted TABCORP's offer in respect of your Tab shareholding. This letter is for your information only and we are required by law to provide you with the enclosed notice of extension. You are not required to take any further action.

Yours sincerely,

Michael Robinson
Chairman
TABCORP Holdings Limited

30

5 Bowen Crescent
Melbourne Australia 3004

 **TABCORP**

TABCORP Holdings Limited
ABN 66 063 780 709

29 June 2004

Dear Tab shareholder,

On 27 May 2004, TABCORP announced that it would increase the cash component of its takeover offer for Tab by 10 cents per Tab share, conditional on acquiring at least 90% of Tab shares before the end of the offer period.

This means that:

- if TABCORP **acquires at least 90%** of Tab shares before the end of the offer period, the consideration offered to you for each of your Tab shares will be **$2.10 cash** plus between 0.20 and 0.22 TABCORP shares[1]

- if TABCORP **does not acquire at least 90%** of Tab shares before the end of the offer period, the consideration offered to you for each of your Tab shares will be **$2.00 cash** plus between 0.20 and 0.22 TABCORP shares[1]

The implied value of TABCORP's offer (assuming TABCORP acquires at least 90% of Tab shares before the end of the offer period) is $4.92[2].

**Tab's directors now unanimously recommend that you accept TABCORP's offer in the absence of a superior proposal and all of the Tab directors who hold Tab shares intend to accept TABCORP's offer in relation to their shares.**

TABCORP has announced that its offer price is now final and will not be further increased, other than in the unlikely event that another takeover offer for Tab, or a merger proposal involving Tab, is announced and TABCORP considers that an increase is necessary and appropriate to achieve control of Tab.

TABCORP has also enclosed a notice of extension with this letter advising that its offer will now close at 7.00pm (Sydney time) on 21 July 2004 (unless extended further or withdrawn).

**Our records indicate that you have not yet accepted TABCORP's offer. I urge you to accept TABCORP's offer as soon as possible using the enclosed acceptance form. The sooner you accept TABCORP's offer, the sooner you will be paid, once TABCORP's offer becomes unconditional.**

If you have any questions in relation to the offer please contact the TABCORP offer information line on 1800 010 202 (toll-free from within Australia) or +61 2 9240 7442 (from outside Australia).

Yours sincerely,

Michael Robinson
Chairman
TABCORP Holdings Limited

---

[1] The actual number of TABCORP shares issued to Tab shareholders will depend on TABCORP's share price over a specified pricing period of 10 days. This is explained in Section 10 of the Bidder's Statement dated 2 April 2004 from TABCORP Investments No.4 Pty Ltd (ABN 74 108 197 084) in relation to TABCORP's offer

[2] Based on the closing price of TABCORP shares on the ASX on 25 June 2004 and assuming that such a price is applicable when the 10 cents per Tab share increase in the offer consideration occurs

5 Bowen Crescent
Melbourne Australia 3004



**TABCORP Holdings Limited**
ASN 56 063 780 709

29 June 2004

Please find enclosed a notice of extension advising that TABCORP's offer for Tab will now close at 7.00pm (Sydney time) on 21 July 2004 (unless extended further or withdrawn).

Our records indicate that you have sold your Tab shares. This letter is for your information only and we are required by law to provide you with the enclosed notice of extension. You are not required to take any further action.

Yours sincerely,

Michael Robinson
Chairman
TABCORP Holdings Limited

32

5 Bowen Crescent
Melbourne Australia 3004